Exhibit 4.25

Loan Agreements, dated December 25, 2011, between Bank Mizrahi Tefahot Ltd., as lender, and the Registrant, as borrower.

(English Summary of Documents in Hebrew)

Date: December 25, 2011

Parties: Bank Mizrahi Tefahot Ltd, (Lender)

AudioCodes Ltd. (Borrower)

Loan No. 1:

Principal Amount: $1,100,000

Currency: U.S. Dollar

Interest Rate: LIBOR + 3.6% per year.

Maturity: January 2017.

Principal Repayment: 20 equal quarterly payments.

Interest Repayment: Quarterly with repayment of principal.

Loan No. 2:

Principal Amount: $3,900,000

Currency: U.S. Dollar

Interest Rate: 0.50% per year above the interest paid by the Lender to the Borrower for its cash deposits.

Maturity: 10% of the loan maturing every six months commencing June 2012 and ending December 2016

Principal and Interest Repayment: Upon maturity of each loan tranche.

Pledge

First ranking charge on all the Borrower's rights and future incomes arising from its financial deposits at the Lender's bank accounts.

Financial Covenants

Shareholders' equity:

Not less than $ 40,000,000 and ratio of Shareholders' equity to the total balance sheet no less than 25%.

Aggregate short term and long term liabilities to banks and financing institutions as presented in the financial statements:

-	Not greater than $36,000,000.

Operating income (US GAAP):

-	At least $3,000,000 for each consecutive four fiscal quarters.
-	Operating income excludes up to $3,000,000 resulting from stock-based compensation related to option grants to employees under SFAS 123R and intangible assets loss.

Cash and investments:

-	Cash defined as cash and cash equivalents and short term deposits up to one year.
-	Investments defined as long-term deposits up to 2 years and trading bonds with A or greater rating maturing in less than 3 years.
-	During the loan agreement term, accounts receivable and cash and investments not less than $50,000,000; cash and investments not less than $30,000,000 and cash balance not less than $15,000,000.

Lender confirms that it complies with the financial covenants as of the date of the loans.

Other Covenants

Undertake to comply with the Lender new financial covenants criteria, if Borrower changes its accounting principles, and after Lender gives a proper notice.

Current and/or future loans of Shabtai Adlersberg to the Borrower ("Owner Loans") will be subordinated to Borrower's liabilities to Lender.

Borrower not permitted to declare dividends, pay management fees, interest or other payments to shareholders, or repay Owner Loans until Borrower's liabilities to Lender pursuant to the loans are repaid in full.

-	The limitation does not prohibit (i) permitted distributions within the meaning of the Companies Law, including through the repurchase of shares, up to $25,000,000 or (ii) other payments to interested parties in compensation for directors and officers services.

The Borrower undertakes not to dispose of assets in excess of $1 million during a consecutive 12 month period, without Lender's prior written consent other than in ordinary course of business in arms' length transactions.

The Borrower undertakes not to acquire or invest in excess of $10 million during a consecutive 12 month period, without prior notice to the Lender, which notice shall not be made prior to a public notice, if required.

The Borrower undertakes to provide ongoing reports to Lender about Borrower's business and financial position, including copies of financial statements, outstanding collectibles, investment portfolio, litigation, and any violation of covenants, and Lender shall be entitled to meet at any time with Borrower's accountants to confirm Borrower's financial position.

Covenant of Shabtai Aldersberg:

Shabtai Aldersberg agrees not to reduce his ownership percentage below 5% without the Lender's prior written consent, and not to request repayment of any loans he made to the Borrower, and agrees to repay any amounts received in violation thereof.

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